Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 24, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The interview transcripted as Exhibit A was aired on FOX Business on October 17, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

FOX Business Interview with Renaud Laplanche

October 17, 2008

Lending Club Lending Money During Credit Crunch

Reported by Connell McShane

Laplanche was starting his first business in the late '90s; had to put startup costs on credit cards and even though he had excellent rating he was being charged an 18% interest rate. He thought there's got to be a better way than this and so he formed a company, Lending Club in 2007. An online social lending network really, where people can get better rates.

He's with us today to talk about lending money at a time when it's hard to get a loan. It's very good to have you on today. We were talking earlier you know about rates coming down, what banks are charging each other, and everything else. What about from your point of view of people lending money to people, I guess. How is that working out?"

RENAUD LAPLANCHE:

"That's right. Good morning, Connell. So social lending is the way lending used to take place before the banks got into the picture. Just people lending money to other people.

The reason why it makes sense is that when you look at the economics of lending today, you have banks taking deposits from individuals at a 2 - 4% interest rate (banks pay 2% on savings accounts and up to 4% on CDs) and then turning around and lending that money out to other individuals at an interest rate on unsecured credit which would typically be 13 - 15% and sometimes 24% on a credit card. So, that is a very big spread between the interest rate paid on deposit and the interest rate paid by individuals."

CONNELL McSHANE:

"Why are the trends different there from a normal person so to speak to another person, why aren't they afraid that they're not going to get their money back in the same way the banks are so fearful right now about opening up the purse strings so to speak. Why aren't the people feeling the same way in the social lending that you're dealing with?"

RENAUD LAPLANCHE:

"That's a very good question. So, Lending Club is focusing exclusively on prime lending: borrowers must have at least 640 credit score and no more than 25% debt to income ratio. Those are 2 very important criteria. Because that is what makes the lenders comfortable that the borrowers will repay the loan: no subprime borrowers, borrowers that have been responsible in the past and don't have excessive debt obligations."

CONNELL McSHANE:

"Very interesting. Laplanche of LendingClub. Up early in San Francisco. That's a great concept and very timely. Thank you very much for coming on. We appreciate it."